Filed by Old National Bancorp
                               Pursuant to Rule 425 under
                                 the Securities Act of 1933
                               Subject Company: Old National
                                 Bancorp - Permanent Bancorp, Inc.
                               Commission File No. 0-10888


                       (OLD NATIONAL LOGO)

              P.O. Box 718  Evansville, IN   47705
                       NASDAQ Symbol: OLDB

NEWS RELEASE

SUBJECT:  OLD NATIONAL BANCORP ANNNOUNCES APPROVAL FROM THE
          OFFICE OF THE COMPTROLLER OF THE CURRENCY FOR
          ACQUISITION OF PERMANENT BANCORP, INC.

RELEASE DATE:  June 22, 2000

FOR FURTHER INFORMATION CALL:   John S. Poelker - 812-464-1266
                                Executive Vice President
                                Chief Financial Officer

                                Jeffrey L. Knight - 812-464-1363
                                Corporate Secretary and General
Counsel

(Evansville, Indiana) -- On June 22, 2000, Old National Bancorp [NASDAQ: OLDB] received approval from the Office of the Comptroller of the Currency for the acquisition of Permanent Bancorp, Inc. [NASDAQ: PERM]. Assuming the conditions outlined in the merger agreement and other regulatory requirements are met, the transaction is expected to close within the next 30 - 45 days.

Old National Bancorp is an $8 billion financial services company headquartered in Evansville, Indiana, serving customers in Indiana, Illinois, Kentucky, Tennessee and Ohio. Old National provides traditional commercial and consumer banking services as well as trust and asset management, a full range of insurance products for both commercial and individual customers, and brokerage and investment products.

The company's products and services are delivered through a network of 149 banking offices, 249 ATMs, 15 trust and asset management offices, 7 insurance agency locations and 20 brokerage offices.

On-line services are also available through the company's
Internet website at www.oldnational.com.

                    Forward-Looking Statements
Statements in this press release which express "belief", "intention", or "expectation", as well as other statements which are not historical fact, are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 and are subject to certain risks and uncertainties which may cause actual results to differ materially. Among the risks and uncertainties that could cause actual results to vary materially are: (1) necessary conditions in the merger agreement and regulatory requirements not being satisfied, and (2) the occurrence or existence of any facts or circumstances which would allow any party to the merger agreement to terminate the merger agreement.

Investors are urged to read the important information regarding the transaction which has been disclosed in a registration statement filed by Old National with the SEC. Investors can view the registration statement, WHICH INCLUDES THE IDENTITY OF THE PARTICIPANTS AS WELL AS THEIR INTEREST IN THE TRANSACTION, and other documents filed by Old National and Permanent Bancorp at the SEC's web site located at http://www.sec.gov. Investors can obtain any of the documents incorporated by reference in the registration statements free from Old National or Permanent Bancorp as the case may be.



                     Page 1 of 1